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CUSIP No. 685932105            SCHEDULE 13D                 Page 1 of 24
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)
                               OREGON TRAIL FINANCIAL CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    685932105
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                                145 Hudson Street
                            New York, New York 10013
                                 (212) 431-7151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 12, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 685932105            SCHEDULE 13D                 Page 2 of 24
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Stilwell Value Partners II, L.P.

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware

----------------------------------------------------------------------------
                7. Sole Voting Power:

NUMBER OF          0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           300,700
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    300,700
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            300,700

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  8.9%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
----------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 3 of 24
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Stilwell Associates, L.P.

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware

----------------------------------------------------------------------------
                7. Sole Voting Power:

NUMBER OF          0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           300,700
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    300,700
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            300,700

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  8.9%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
----------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 4 of 24
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Stilwell Value LLC

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware

----------------------------------------------------------------------------
                7. Sole Voting Power:

NUMBER OF          0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           300,700
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    300,700
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            300,700

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  8.9%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            OO
----------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 5 of 24
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Joseph Stilwell

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) PF, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States

----------------------------------------------------------------------------
                7. Sole Voting Power:

NUMBER OF          0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           300,700
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    300,700
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            300,700

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  8.9%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            IN
----------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 6 of 24
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Neil R. Bryant

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States

----------------------------------------------------------------------------
                7.  Sole Voting Power:

NUMBER OF           20,000

SHARES          ------------------------------------------------------------

BENEFICIALLY    8.  Shared Voting Power

OWNED BY            0
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           20,000

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    0
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            20,000

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  .005%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            IN
----------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 7 of 24
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Kevin D. Padrick

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States

----------------------------------------------------------------------------
                7.  Sole Voting Power:

NUMBER OF           20,000

SHARES          ------------------------------------------------------------

BENEFICIALLY    8.  Shared Voting Power

OWNED BY            0
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           20,000

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    0
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            20,000

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  .005%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            IN
----------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 8 of 24
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Item 1.   Security and Issuer

          This is Amendment No. 12 to the Schedule 13D filed on November 17, 2000 ("Original 13D"), and to Amendment No. 1 to the Schedule 13D filed on December 15, 2000 ("Amendment No. 1 to Original 13D"), and to Amendment No. 2 to the Schedule 13D filed on January 9, 2001 ("Amendment No. 2 to Original 13D"), and to Amendment No. 3 to the Schedule 13D filed on February 1, 2001 ("Amendment No. 3 to Original 13D"), and to Amendment No. 4 to the Schedule 13D filed on February 16, 2001 ("Amendment No. 4 to Original 13D"), and to Amendment No. 5 to the Schedule 13D filed on March 23, 2001 ("Amendment No. 5 to Original 13D"), and to Amendment No. 6 to the Schedule 13D filed on May 8, 2001 ("Amendment No. 6 to Original 13D"), and to Amendment No. 7 to the Schedule 13D filed on May 22, 2001 ("Amendment No. 7 to Original 13D"), and to Amendment No. 8 to the Schedule 13D filed on May 29, 2001 ("Amendment No. 8 to Original 13D"), and to Amendment No. 9 to the Schedule 13D filed on July 5, 2001 ("Amendment No. 9 to Original 13D"), to Amendment No. 10 to the Schedule 13D filed on July 31, 2001 ("Amendment No. 10 to Original 13D"), and to Amendment No. 11 to the Schedule 13D filed on August 21, 2001 ("Amendment No. 11 to Original 13D"), by joint filers Stilwell Value Partners II, L.P., a Delaware limited partnership ("Stilwell Value Partners II"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners II and Stilwell Associates, Joseph Stilwell, managing and sole member of Stilwell Value LLC, Neil R. Bryant and Kevin D. Padrick. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

          This Schedule 13D relates to the common stock ("Common Stock") of Oregon Trail Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 2055 First Street, Baker City, Oregon 97814. The amended joint filing agreement of the members of the Group is attached as Exhibit 10. Copies of the form of Power of Attorney given by Neil Bryant and Kevin Padrick to Joseph Stilwell are attached as Exhibit 11.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners II and Stilwell Associates, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners II and Stilwell Associates.

          The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

          The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners II and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners II and Stilwell Associates.

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CUSIP No. 685932105            SCHEDULE 13D                 Page 9 of 24
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          This statement is also filed by Neil R. Bryant with respect to options to purchase shares of Common Stock. Mr. Bryant's business address is 40 N.W. Greenwood, Bend, Oregon 97701. Mr. Bryant is an attorney engaged in the private practice of law.

          This statement is also filed by Kevin D. Padrick with respect to options to purchase shares of Common Stock. Mr. Padrick's business address is 12 River Road, Sunriver, Oregon 97707. Mr. Padrick, an attorney, is a consultant for businesses in need of an individual with a background in both business and law.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Mr. Stilwell, Mr. Bryant and Mr. Padrick are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The source and amount of funds expended by members of the Group to acquire the Common Stock held was previously reported in the Original 13D, in Amendment No. 1 to the Original 13D, in Amendment No. 6 to the Original 13D, and in Amendment No. 10 to the Original 13D. Since the filing of Amendment No. 10 to the Original 13D, on July 31, 2001, Stilwell Value Partners II purchased 5,400 shares of Common Stock for $86,765.98, and Joseph Stilwell purchased 300 shares of Common Stock for $4,602.00.

Item 4.   Purpose of Transaction

          The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to continue to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. The members of the Group do not believe the value of the Issuer's assets are adequately reflected in the current market price of the Issuer's Common Stock

          Members of the Group are filing this Amendment No. 12 to the Original 13D to report, as further discussed below, that: (a) Messrs. Bryant and Padrick are now Members of the Reporting Group; (b) on September 12, 2001, the Multnomah County Circuit Court for the State of Oregon orally granted Charles Rouse's motion for summary judgment and the Group presently intends to appeal the ruling; (c) on September 12, 2001, the Issuer filed a lawsuit against members of the Group in the United States District Court for the District of Oregon alleging that members of the Group violated the federal securities laws by making allegedly false statements in the Group's proxy materials; the suit seeks injunctive relief and the Group intends to defend the action and assert

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CUSIP No. 685932105            SCHEDULE 13D                 Page 10 of 24
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counterclaims  against  the Issuer for  statements  made in the  Issuer's  proxy statements which the Group believes violate the federal securities laws.

          Members of the Group believe that the Issuer can increase shareholder value, within a reasonable period of time, by, among other things: (a) repurchasing its shares; (b) issuing special dividends; (c) liquidating various assets; and/or (d) selling the Issuer. Members of the Group also believe that the Issuer should retain an investment banking firm to advise it. Further, members of the Group believe that institutions such as the Issuer should have major shareholders sitting on their Board of Directors. Finally, members of the Group are strongly opposed to the Issuer expanding in new market areas because the Issuer is unable to firmly address its poor return on equity.

          Members of the Group reserve the right to communicate and discuss their views with other shareholders. On December 26, 2000, Stilwell Associates served a written demand upon the Issuer, pursuant to Oregon law, demanding that the Issuer produce: (a) its "record of shareholders," (b) copies of any minutes and records of meetings and actions of its board of directors, committees and shareholders, and any financial and accounting records, relating to Issuer's plans and goals with respect to increasing shareholder value, and (c) other enumerated records required to be maintained by corporations under Oregon law. (A copy of the December 26, 2000, letter is attached hereto as Exhibit 2.) The Issuer failed to make available all the requested documents within the statutorily imposed deadline. Consequently, on January 5, 2001, Stilwell Associates commenced a lawsuit against Issuer in the Circuit Court of the State of Oregon for the County of Baker requesting that the Court issue an alternative writ of mandamus commanding Issuer to either turn over the requested documents or to appear before the Court to show cause why it has not turned over the documents. The suit also seeks, pursuant to Oregon law, all of Stilwell Associates' attorneys' fees and costs incurred in seeking the requested documents. On January 8, 2001, Circuit Judge Gregory L. Baxter issued an order allowing an alternative writ of mandamus, scheduling the show cause hearing for January 12, 2001. A copy of Stilwell Associates' petition requesting an alternative writ of mandamus is attached as Exhibit 3. The show cause hearing was adjourned because the Judge who was appointed to preside at the hearing recused himself. On January 16, 2001, the Issuer made a partial production of materials requested by the Group; however, the Group believes that the materials withheld (i.e., the Cede and NOBO lists, to the extent the Issuer or its agents possess them, as well as excerpts from minutes of Board of Director meetings relating to maximizing shareholder value) should have been and must be turned over. On January 24, 2001, Mr. Stilwell wrote to the President of Issuer, Mr. Berniel L. Maughan, expressing his displeasure with the Issuer's: (a) resistance to the production of rightfully requested materials; and (b) issuance of what Mr. Stilwell believed to be a misleading press release which did not disclose that the production was only partial. (A copy of this letter is attached hereto as Exhibit 4.) The Group was led to believe by the Issuer that it did not possess either the Cede or NOBO lists but it agreed that it would produce them upon receiving them. The Group had therefore adjourned the show cause hearing without date in contemplation of entering into a written settlement agreement. However, the Issuer decided to place unreasonable preconditions upon the production of the lists and to the other materials it withholds from the Group. The show cause hearing was held on May 5, 2001, before Judge Baxter who reserved the matter for a ruling.

          The Issuer agreed to meet with members of the Group at the Issuer's headquarters to discuss the Issuer's business plans and goals for return on equity. This meeting was held on January 25,

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CUSIP No. 685932105            SCHEDULE 13D                 Page 11 of 24
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2001. In the course of this meeting, members of the Group proposed to the Issuer that it invite two nominees of the Group to sit on the Issuer's Board of Directors through the 2002 annual meeting of stockholders. The Group represented that if the Issuer accepted its proposal the Group would enter into a limited standstill agreement with the Issuer. Issuer's representatives informed the Group that some of the members of the Issuer's Board of Directors were out of the country and that the earliest date that the Board of Directors would consider the proposal was February 12, 2001. The Group made no assurance it would be able to arrive at an agreement with the Issuer with regard to this proposal. The Group reserved all of its rights as a shareholder and in the pending litigation referred to above.

          On February 14, 2001, the Issuer informed the Group that it had rejected the Group's proposal to place its two nominees to sit on the Issuer's Board of Directors. In rejecting the proposal, the Issuer acknowledged that the Group intends to nominate an alternate slate of directors for the 2001 annual meeting of stockholders, but suggested that it would not be in the Group's "interest" to wage a proxy fight in light of the "costs". However, the Group believes it has no choice but to seek Board representation because of management's refusal to maximize shareholder value and its inability to attract and retain officers who are capable of operating the Company and earning a reasonable return. The Group retained D.F. King & Co. as its proxy solicitor. D.F. King & Co. is comprised of former members of MalCon Proxy Advisors, Inc. and Beacon Hills Partners, Inc.

          On February 16, 2001, the Group filed a lawsuit against Charles Henry Rouse, a director of the Issuer. (A copy of the complaint is attached hereto as Exhibit 5.) The lawsuit seeks a judgment to remove Mr. Rouse from the Issuer's Board of Directors because Mr. Rouse violated the Issuer's residency requirement when he moved his primary residence away from the Issuer's market area. The lawsuit also seeks the maximum fine against Mr. Rouse under the Oregon Code for violation of the applicable statute. Discovery of Mr. Rouse and the Issuer's Board of Directors has been noticed and has proceeded. On February 16, 2001, the Issuer filed a Form 10-Q attaching its residency requirement which was retroactively amended by the Board to try to prevent Mr. Rouse from losing his Board seat and his unvested stock options and grants. Mr. Rouse filed an answer to the complaint. On July 26, 2001, the court denied Rouse's motion to compel the production of portions of the Group's attorney's file. (The Issuer had issued a press release reporting the making of the aforesaid motion but it did not report the denial of the motion.) On August 14, 2001, Rouse filed a motion for summary judgment to dismiss the action. On September 12, 2001, the court orally granted Rouse's motion for summary judgment. The Group presently intends to appeal the ruling. The Group continues to reserve the right to proceed against other directors for breaches of their fiduciary duties with respect to this and other events.

          On May 8, 2001, Stilwell Associates sent a letter to the Issuer demanding that the Issuer remove Edward H. Elms from the Board on the grounds that he gave false deposition testimony in the Rouse lawsuit. (A copy of the letter is attached as Exhibit 6 hereto.) Stilwell Associates' letter states that if the Issuer does not demand the resignation of Mr. Elms or commence an action to remove him by May 18, 2001, Stilwell Associates will commence a derivative action to remove Mr. Elms. The Issuer failed to abide by the demand within the specified deadline. Therefore, a derivative action was filed on May 22, 2001 by Stilwell Associates in the U.S. District Court for the

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CUSIP No. 685932105            SCHEDULE 13D                 Page 12 of 24
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District  of Oregon  seeking to remove Mr.  Elms.  (A copy of the  Complaint  is attached as Exhibit 7 hereto.) Additionally, Stilwell Associates seeks to recover its reasonable attorney fees from Mr. Elms on the grounds that the action is a derivative one that will benefit the Issuer. In addition, the Group intends to demand that the Issuer seek reimbursement from Mr. Rouse (and all other officers and directors found to have engaged in improper conduct) for the costs of their legal defense.

          On May 29, 2001, the Issuer and Mr. Elms filed their answer, defenses, affirmative defenses, counterclaims and third-party complaint against the Group. The Issuer and Mr. Elms denied the material allegations of the complaint. Additionally, four counterclaims and third-party claims were asserted against the Group. Two of the counterclaims and third-party claims allege that the May 8, 2001 Schedule 13D and demand letter attached thereto contained defamatory statements against Elms and the Issuer. The Issuer and Mr. Elms maintain that Mr. Elms did not commit perjury and that the May 8, 2001 Schedule 13D and demand letter attached thereto is false and misleading. The other two counterclaims and third-party claims charge the Group with filing an incomplete, inaccurate and misleading Schedule 13D because the Group's May 8, 2001 Schedule 13D attached the demand letter which the Issuer and Mr. Elms claim is defamatory. The prayer for relief seeks unspecified damages and an order requiring the Group to make a corrective amendment to its Schedule 13D and enjoining the Group from purchasing additional stock, exercising voting rights, soliciting proxies, and acting as a group to exercise control over the Issuer. The Group believes that the allegations contained in the counterclaims and third-party claims are without merit. On June 26, 2001, the Company noticed a motion to dismiss the derivative action alleging that the complaint fails to state a cause of action. On July 9, 2001, Stilwell Associates moved to supplement its complaint in order to refer to the fact that on May 25, 2001, after the original complaint was filed, the Issuer sent Stilwell Associates a written rejection of the May 8th demand letter. (A copy of the proposed Supplemental Complaint is annexed as Exhibit 8.) Also on July 9, 2001, Stilwell Associates filed its opposition papers to the Issuer's motion to dismiss. On July 17, 2001, Foster Pepper agreed to withdraw from simultaneously representing Elms and the Issuer, and new counsel appeared for Elms. On July 30, 2001, Stilwell Associates filed a motion to dismiss the third-party claims and counterclaims for defamation and Section 13(d) violations alleging that the statements concerning Elms are true, absolutely privileged and do not constitute Section 13(d) violations. On August 15, 2001, in response to the motion to dismiss, the Issuer and Elms stipulated to withdraw with prejudice their causes of action for defamation. The Issuer and Elms filed opposition papers to Stilwell Associates' motion to dismiss the Section 13(d) causes of action. The pending motions were heard by the court on August 23, 2001, and the Court reserved decision.

          On June 30, 2001, Judge Baxter, in the Baker County shareholder list litigation, granted the Issuer's motion to dismiss the proceeding for improper service and awarded the Issuer attorney fees. Judge Baxter stated, however, that because he was dismissing the action he would not rule on the merits but "is prepared to rule" if the issues are "properly presented before the court once more", in a new proceeding. Therefore, on July 5, 2001, Stilwell Associates commenced a new proceeding seeking the Cede list and NOBO list. (The Petition is substantially identical to the Petition attached as Exhibit 3.) The Issuer stipulated to accept service of process and the parties stipulated that the record from the previous proceeding may be utilized by the Court in the second proceeding. On July 27, 2001, Judge Baxter issued an order requiring the Issuer to turn over to Stilwell Associates the Issuer's Cede list and its NOBO list (if the Issuer possesses the latter), and

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CUSIP No. 685932105            SCHEDULE 13D                 Page 13 of 24
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finding it "fair and equitable" to award  Stilwell  Associates its attorney fees and costs incurred in this case.

          On August 17, 2001, Stilwell Associates served its notice of intent to nominate either or both of Kevin Padrick, Esq., or Neil Bryant, Esq., to the Board of the Issuer at the 2001 annual shareholders meeting. (A copy of the notice of intent to nominate is attached as Exhibit 9.) On August 16, 2001, the Group filed its definitive proxy statement. Messrs. Bryant and Padrick are now members of the Reporting Group and the amended joint filing agreement is annexed as Exhibit 10; powers of attorney are annexed as Exhibit 11.

          On September 12, 2001, the Issuer filed a lawsuit against members of the Group in the United States District Court for the District of Oregon alleging that members of the Group violated the federal securities laws by making allegedly false statements in the Group's proxy materials. The suit seeks injunctive relief. The Group intends to defend the action and assert counterclaims against the Issuer for statements made in the Issuer's proxy statements which the Group believes violate the federal securities laws.

          In the  future  members  of the Group  may,  without  limitation:  (a)
communicate  and  discuss  their  views  with  other   shareholders,   including
discussions concerning the election of directors to the Board; (b) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (c) seek representation on the Issuer's Board; and/or (d) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action. Moreover, the Group reserves the right to demand that the Issuer turn over any board of director meeting minutes and records relating to: (a) compensation granted by the Issuer to directors, including, without limitation, payments made by the Issuer to directors for their tax liability on their stock options; and/or (b) any adjustments made by the directors to the strike price on their stock options. Finally the Group reserves the right to contact institutions, and/or agents of institutions, that may have an interest in acquiring the Issuer.

          On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

          On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had

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entered into an agreement to be acquired by Dickinson  Financial  Corp.  and the
Stilwell CMRN Group disposed of its shares of Cameron on the open market.

          On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intent to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. Thereafter, the Stilwell CFIC Group announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation for cash estimated at $15.00 per share. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, has announced that it will not seek representation on the Board or solicit proxies for use at the annual meeting.

          On February 23, 2001, certain members of the Group ("Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believes the value of Montgomery's assets exceeds its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery's management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. In a Form 10Q filing dated May 14, 2001, Montgomery disclosed that its Board had amended its bylaws to require that directors or nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and (d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. (In documents produced by Montgomery to members of the Stilwell MONT Group, it was revealed that eleven days after the filing of the Stilwell MONT Group's Original 13D, Montgomery's Board held a Special Meeting at which it adopted the foregoing amendment.) On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to "help evaluate available alternatives to improve financial performance and maximize shareholder value. . . . [including] a potential acquisition or merger." On June 13, 2001, the Group noticed its intention to nominate two persons to Montgomery's board at the 2001 annual meeting. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp ("Union") providing for the merger of Montgomery into Union.

          On June 14, 2001, certain members of the Group (the "Stilwell HCBB Group") filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. ("HCBB"). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would expand its board of directors by

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CUSIP No. 685932105            SCHEDULE 13D                 Page 15 of 24
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one  seat  and  appoint  a  director   selected  by  the  Stilwell  HCBB  Group.
Additionally, HCBB agreed to adopt annual financial targets. If HCBB does not achieve this target, it has agreed to retain an investment banking firm to help it to evaluate alternatives to maximize shareholder value. So long as HCBB achieves the target, the Stilwell HCBB Group has agreed, among other things, to:
(a) refrain from  soliciting  proxies to elect an alternate  slate to the Board,
(b) refrain from interfering with the operational decisions of HCBB, (c) refrain from making statements critical of HCBB, and (d) support the election of HCBB 's nominees to the Board. Unless earlier terminated pursuant to its terms, the parties' agreement expires on its fifth anniversary.

          Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,344,545, reported as the number of outstanding shares as of July 31, 2001, on a Form 10-Q dated August 14, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Stilwell Value Partners II

     (a)  Aggregate number of shares beneficially owned: 300,700
          Percentage: 8.9%

     (b)    1.  Sole power to vote or to direct vote: 0
            2.  Shared power to vote or to direct vote: 300,700
            3.  Sole power to dispose or to direct the disposition: 0
            4.  Shared power to dispose or to direct disposition: 300,700

     (c) Since the filing of Amendment No. 11 to the Original 13D, Stilwell Value Partners II has made the following purchases of Common Stock:

     --------------------------------------------------------------------
          Date       Number of Shares  Price Per Share ($)Total Cost ($)

     9/4/01        1,400               16.1507            22,610.98
     --------------------------------------------------------------------

     9/4/01        2,000               16.0675            32,135.00
     --------------------------------------------------------------------

     9/7/01        2,000               16.01              32,020.00
     --------------------------------------------------------------------

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners II, including the voting and disposition of shares of Common Stock

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CUSIP No. 685932105            SCHEDULE 13D                 Page 16 of 24
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          held  in the  name of  Stilwell  Value  Partners  II.  Therefore,  Mr.
          Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II with regard to those shares of Common Stock.

(B)   Stilwell Associates

     (a)  Aggregate number of shares  beneficially  owned:  300,700
          Percentage:  8.9%

     (b)    1.  Sole power to vote or to direct vote: 0
            2.  Shared power to vote or to direct vote: 300,700
            3.  Sole power to dispose or to direct the disposition: 0
            4.  Shared power to dispose or to direct disposition: 300,700

     (c) Since the filing of Amendment No. 6 to the Original 13D, Stilwell Associates has not made any purchases or sales of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)   Stilwell Value LLC

     (a)  Aggregate number of shares  beneficially  owned:  300,700
          Percentage:  8.9%

     (b)    1.  Sole power to vote or to direct vote: 0
            2.  Shared power to vote or to direct vote: 300,700
            3.  Sole power to dispose or to direct the disposition: 0
            4.  Shared power to dispose or to direct disposition: 300,700

     (c)  Stilwell Value LLC has made no purchases of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners II and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners II and Stilwell Associates.

(D)   Mr. Joseph Stilwell

     (a)  Aggregate number of shares  beneficially  owned:  300,700
          Percentage:  8.9%

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CUSIP No. 685932105            SCHEDULE 13D                 Page 17 of 24
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     (b)  1. Sole power to vote or to direct  vote: 0
          2. Shared power to vote or to direct  vote:  300,700
          3. Sole  power to  dispose or to direct the disposition:  0
          4. Shared  power to dispose or to direct  disposition: 300,700

     (c) Since last reported, Mr. Stilwell purchased 300 shares of Common Stock on August 2, 2001, for $15.34 per share totaling $4,602.00.

(E)   Neil R. Bryant

     (a)  Aggregate number of shares beneficially owned: 20,000
          Percentage: .005%

     (b) 1.  Sole power to vote or to direct vote: 20,000
         2.  Shared power to vote or to direct vote: 0
         3.  Sole power to dispose or to direct the disposition: 20,000
         4.  Shared power to dispose or to direct disposition: 0

     (c) As previously reported in Amendment No. 11 to the Original 13D, Mr. Bryant is a party to agreements with Stilwell Associates and Stilwell Value Partners granting him options to purchase up to 20,000 shares of Common Stock which will vest upon the occurrence of certain events.

(F)   Kevin D. Padrick

     (a)  Aggregate  number of shares  beneficially  owned:  20,000  Percentage:
          .005%

     (b) 1.  Sole power to vote or to direct vote: 20,000
         2.  Shared power to vote or to direct vote: 0
         3.  Sole power to dispose or to direct the disposition: 20,000
         4.  Shared power to dispose or to direct disposition: 0

     (c) As previously reported in Amendment No. 11 to the Original 13D, Mr. Padrick is a party to agreements with Stilwell Associates and Stilwell Value Partners granting him options to purchase up to 20,000 shares of Common Stock which will vest upon the occurrence of certain events.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Other than the Amended Joint Filing Agreement filed as Exhibit 2 to this filing, and the agreements annexed in Exhibit 9, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell,

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CUSIP No. 685932105            SCHEDULE 13D                 Page 18 of 24
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in their  capacities as general  partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

      See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be filed as Exhibits
Exhibit No.      Description
--               -----------
1     Joint Filing Agreement*
2     Letter Dated December 26, 2000 From Stilwell Associates to The Issuer**
3     Petition for Alternative Writ of Mandamus, dated January 5, 2001**
4     Letter Dated January 24, 2001 From Stilwell Associates to The Issuer***
5     Complaint dated February 16, 2001****
6     Letter Dated May 8, 2001 From Stilwell Associates to The Issuer*****
7     Complaint Dated May 21, 2001+
8     Proposed Supplemental Complaint++
9     Notice of Intention to Nominate dated August 17, 2001+++
10    Amended Joint Filing Agreement
11    Powers of Attorney

      * Previously filed on November 17, 2000
     ** Previously filed on January 9, 2001
    *** Previously filed on February 1, 2001
   **** Previously filed on March 23, 2001
  ***** Previously filed on May 8, 2001
      + Previously filed on May 22, 2001
     ++ Previously filed on July 31, 2001
    +++ Previously filed on August 21, 2001

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CUSIP No. 685932105            SCHEDULE 13D                 Page 19 of 24
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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2001
                                         STILWELL  VALUE  PARTNERS  II, L.P.

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          STILWELL ASSOCIATES, L.P.

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          STILWELL VALUE LLC

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          JOSEPH STILWELL

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          Joseph Stilwell

                                          NEIL R. BRYANT

                                          /s/ Neil R. Bryant
                                          -------------------------------------
                                          Neil R. Bryant

                                          KEVIN D. PADRICK

                                          /s/ Kevin D. Padrick
                                          -------------------------------------
                                          Kevin D. Padrick

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CUSIP No. 685932105            SCHEDULE 13D                 Page 20 of 24
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                                   EXHIBIT 10
                         AMENDED JOINT FILING AGREEMENT

      Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:     September 14, 2001
                                          STILWELL   VALUE  PARTNERS  II, L.P.

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          STILWELL ASSOCIATES, L.P.

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          STILWELL VALUE LLC

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          JOSEPH STILWELL

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          Joseph Stilwell

                                          NEIL R. BRYANT

                                          /s/ Neil R. Bryant
                                          -------------------------------------
                                          Neil R. Bryant

                                          KEVIN D. PADRICK

                                          /s/ Kevin D. Padrick
                                          -------------------------------------
                                          Kevin D. Padrick

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CUSIP No. 685932105            SCHEDULE 13D                 Page 21 of 24
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                                   EXHIBIT 11
                                POWER OF ATTORNEY

      Know all by these presents that the undersigned hereby constitutes and appoints Joseph Stilwell the undersigned's true and lawful attorney-in-fact to:

 (1) execute for and on behalf of the undersigned, in the undersigned's capacity as beneficial owner of shares of common stock of Oregon Trail Financial Corporation (the "Company"), a
                  Schedule 13D or any amendment thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder;

 (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or amendment thereto and timely file such Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

 (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

      The undersigned understands and acknowledges that the Schedule 13D and amendments thereto referred to above may be filed jointly on behalf of a "group" as that term is defined in the rules promulgated under Section 13(d) of the Exchange Act.

      The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

      This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D and amendments thereto with respect to the undersigned's holdings of and transactions in securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

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CUSIP No. 685932105            SCHEDULE 13D                 Page 22 of 24
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      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 11th day of September, 2001.


                                    /s/ Kevin D. Padrick
                                    -------------------------------------------
                                    Signature

                                        Kevin D. Padrick
                                    -------------------------------------------
                                    Print Name

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CUSIP No. 685932105            SCHEDULE 13D                 Page 23 of 24
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                                   EXHIBIT 11
                                POWER OF ATTORNEY

      Know all by these presents that the undersigned hereby constitutes and appoints Joseph Stilwell the undersigned's true and lawful attorney-in-fact to:

 (1) execute for and on behalf of the undersigned, in the undersigned's capacity as beneficial owner of shares of common stock of Oregon Trail Financial Corporation (the "Company"), a
                  Schedule 13D or any amendment thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder;

 (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or amendment thereto and timely file such Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

 (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

      The undersigned understands and acknowledges that the Schedule 13D and amendments thereto referred to above may be filed jointly on behalf of a "group" as that term is defined in the rules promulgated under Section 13(d) of the Exchange Act.

      The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

      This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D and amendments thereto with respect to the undersigned's holdings of and transactions in securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

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CUSIP No. 685932105            SCHEDULE 13D                 Page 24 of 24
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      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 11th day of September, 2001.


                                    /s/ Neil R. Bryant
                                    -------------------------------------------
                                    Signature

                                        Neil R. Bryant
                                    -------------------------------------------
                                    Print Name